

10030036

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2010
WASH, DC
103

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/09 (MM/DD/YY) AND ENDING 01/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Dratel Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53345 Route 25 Building 10 Suite 3
(No. and Street)

Southold (City) NY (State) 11971 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William M Dratel 631-324-5100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William M Dratel , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **The Dratel Group, Inc.** as of **January 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Pres.

Title



Notary Public

Lorraine LaRosa
NOTARY PUBLIC, State of New York
No. 01LA6059257
Qualified In Suffolk County
Commission Expires May 29, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
The Dratel Group, Inc.
Southold, New York

We have audited the accompanying statement of financial condition of The Dratel Group, Inc. (the "Company") as of January 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Dratel Group, Inc. as of January 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
March 30, 2010

The Dratel Group, Inc.

Statement of Financial Condition
January 31, 2010

ASSETS	
Cash	$ 7,271
Receivable From Clearing Broker	81,404
Securities Owned, at fair value	240,870
Cash Surrender Value of Officer's Life Insurance	13,541
Other Assets	60,701
Total assets	$ 403,787
LIABILITY AND STOCKHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	$ 56,525
Commitments and Contingency	
Stockholder's Equity:	
Common stock - no par value; authorized 200 shares, issued 100 shares, outstanding 29 shares	1,080
Additional paid-in capital	790,000
Retained earnings	749,658
	1,540,738
Less treasury stock, at cost - 71 shares	(1,193,476)
Total stockholder's equity	347,262
Total liability and stockholder's equity	$ 403,787

See Notes to Statement of Financial Condition.

Note 1. Principal Business Activity and Summary of Significant Accounting Policies

The Dratel Group, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), and an associate member of the American Stock Exchange.

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation and amortization of property and equipment is provided for using accelerated and straight-line methods.

The Company follows the provisions of ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

The Company's securities owned of $240,870, which are comprised of common stock, are stated at fair value based on quoted market prices (Level 1). Securities owned at fair value consists of one security position representing the total value of $240,870.

At January 31, 2010, other assets include $35,000 receivable from the stockholder. This amount is due on demand of the Company and bears no interest.

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), now referred to as ASC Subtopic 740-10, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company adopted the guidance on February 1, 2009. For the year ended January 31, 2010, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state, and local tax authorities for tax years before 2006.

In May 2009, the FASB issued guidance on subsequent events (originally issued as Statement of Financial Accounting Standards ("SFAS") No. 165, and now referred to as ASC 855). The guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial

Note 1. Principal Business Activity and Summary of Significant Accounting Policies (Continued)

statements were issued or were available to be issued. The guidance is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted the guidance upon its issuance. The adoption resulted in the disclosure regarding subsequent events. The Company has evaluated subsequent events for potential recognition and/or disclosure through March 30, 2010, the date on which the statement of financial condition was available to be issued.

Note 2. Receivable From Clearing Broker

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At January 31, 2010, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of January 31, 2010, no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery-against-payment transactions.

In the normal course of business, introduced customers maintain debit balances with the clearing broker. At January 31, 2010, these balances were fully collateralized by securities owned by the customers.

Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions and to obtain additional deposits where deemed appropriate.

Note 3. Officer's Life Insurance Policy

The Company is the beneficiary of an insurance policy on the Company's officer/stockholder. The policy's face value is $841,000.

Note 4. Commitments and Contingency

The Company is obligated under noncancelable operating leases for office facilities, which expire at various dates through January 2013. The approximate future aggregate amounts payable are summarized below:

Year ending January 31,	
2011	$ 52,887
2012	52,887
2013	9,600
	$ 115,374

These leases are subject to escalations for increases in the Company's pro rata share of real estate taxes and other expenses.

Note 4. Commitments and Contingency (Continued)

The Company is currently the subject of various inquiries by FINRA, a securities industry self-regulatory organization, relating to its business. One or more of these inquiries may result in FINRA taking disciplinary or enforcement action against the Company and/or a principal of the Company to whom the Company may provide indemnification. On September 17, 2009, FINRA advised the Company via a "Wells Notice," that it had made a preliminary determination to recommend disciplinary action against them for potential violations which, according to FINRA, concern a fraudulent allocation scheme, undisclosed conflicts of interests, books and records violations, failing to maintain and implement adequate written supervisory procedures, violations of Customer Identification Program rules and failing to conduct independent testing of the Anti-Money Laundering Compliance Program, all allegedly in violation of FINRA rules, federal securities laws and other laws and regulations for various periods of time. On March 4, 2010, FINRA advised the Company that it had referred various items from the 2009 Cycle Examination to FINRA's Enforcement Department for its review and disposition. Currently, the likelihood of the assertion of any action by FINRA or the extent of any action that may be taken is unknown. Management plans to defend vigorously against any action that may be initiated by FINRA as a result of one or more of the pending inquiries. Management is of the opinion that the ultimate outcome of this matter would not have a material adverse impact on the financial position of the Company or the results of its operations.

Note 5. Provision for Income Taxes

The Company has recorded a deferred tax asset of approximately $112,000 at January 31, 2010, representing the tax effects of a net operating loss carryforward of approximately $331,000, expiring during various years through 2029. In recognition of the uncertainty regarding the ultimate outcome of realizing income tax benefits, the Company has recorded a valuation allowance for the entire deferred tax asset.

The provision for income taxes consists of current state and local income taxes.

Note 6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, of not less than $100,000, or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of January 31, 2010, the Company had net capital of $218,579 which exceeded requirements by $118,579.


SEC MAIL PROCESSING
RECEIVED
MAR 31 2010
WASH. D.C.
193
SECTION

The Dratel Group, Inc.

Independent Auditor's Report on Internal Control

January 31, 2010

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Stockholder
The Dratel Group, Inc.
Southold, New York

In planning and performing our audit of the financial statements of The Dratel Group, Inc. (the "Company") as of and for the year ended January 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and, therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
March 30, 2010

McGladrey & Pullen

Certified Public Accountants

Stockholder
The Dratel Group, Inc.
53345 Route 25 Building 10, #3
Southold, New York 11971

Attention: Mr. William Dratel

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009, to January 31, 2010, which were agreed to by The Dratel Group, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended January 31, 2010 less revenues reported on the FOCUS reports for the period from February 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to January 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
March 30, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-024348 FINRA JAN 12/28/1979
THE DRATEL GROUP INC
53345 ROUTE 25 BLDG 10 #3
SOUTH HOLD, NY 11971

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1323 -
   B. Less payment made with SIPC-6 filed [redacted] (exclude interest) (- 0 -)
   Date Paid
   C. Less prior overpayment applied (- 0 -)
   D. Assessment balance due or (overpayment) - 0 -
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum - 0 -
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1323
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1323 -
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE DRATEL Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Pres.
(Title)

Dated the 17 day of MARCH, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

The Dratel Group, Inc.

Statement of Financial Condition

January 31, 2010

(Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.)